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SEC MAIL PROCESSING
RECEIVED
APR 30 2010
WASH, D.C.
193
SECTION

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SECU... 10030773 ...MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28988

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2009 (MM/DD/YY) AND ENDING 01/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R.L. Renck & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

116 West 23rd Street
(No. and Street)

New York (City) New York (State) 10011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Renck Jr. (212) 386-7614
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003 (Address) New York (City) New York (State) 10038 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Robert L. Renck, Jr.**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **R.L. Renck & Co., Inc.**, as of **January 31**, 20 **10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 11

Dierdre Steinhaus Ainbinder
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.L. RENCK & CO., INC.

Statement of Financial Condition

January 31, 2010

(With Independent Auditors' Report Thereon)

R.L. RENCK & CO., INC.

JANUARY 31, 2010

INDEX

MALONEBAILEY LLP
CERTIFIED PUBLIC ACCOUNTING FIRM
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
R.L. Renck & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of R.L. Renck & Co., Inc. as of January 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of R.L. Renck & Co., Inc. as of January 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

MaloneBailey LLP

MaloneBailey LLP
Certified Public Accounting Firm
New York, New York
www.malonebailey.com
April 27, 2010

R.L. RENCK & CO., INC.

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2010

ASSETS		
Cash	$	23,906
Securities owned, at market (Note 3)		39,562
Secured demand note (Note 4)		75,000
Accounts receivable		7,840
Prepaid expenses		2,754
Surrender value- insurance policies		96,260
TOTAL ASSETS	$	245,322
LIABILITIES AND STOCKHOLDER'S EQUITY		
Payable to clearing broker	$	69,043
Deferred revenues (Note 5)		34,160
TOTAL LIABILITIES		103,203
Liabilities subordinated to claims of general creditors		75,000
Stockholder's equity		
Preferred stock, $1.00 par value, series A cumulative, 10,000 shares authorized, 650 shares issued and outstanding (Note 10)		292,500
Common stock, $1.00 par value; 20,000 shares authorized, 1,000 shares issued and outstanding		1,000
Paid-in capital		353,994
Accumulated deficit		(580,375)
Total Stockholder's Equity		67,119
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	245,322

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

R. L. Renck & Co., Inc. (the "Company") is a registered broker/dealer and investment advisor. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company also provides advisory services to individuals and research services to institutional investors. The Company, an Illinois corporation, is a wholly-owned subsidiary of R.L. Renck Holdings, Inc.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded on the books on a settlement date basis. Advisory and research fees are recognized on a monthly basis as earned.

Income Taxes

The Company, as a subsidiary, files a consolidated federal tax return with its parent, R.L. Renck Holdings, Inc. The Company pays its parent for taxes on income on a separate company basis, after recognition of any self-incurred net operating losses. However, the Company does not receive any benefit from the parent for losses incurred, which may be offset by income elsewhere in the consolidated group.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Recent Accounting Pronouncement

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3- FAIR VALUE OF INVESTMENTS

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for the use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

NOTE 3- FAIR VALUE OF INVESTMENTS (continued)

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at January 31, 2010.

	Fair Value	Fair Value Hierarchy
Marketable securities	$ 39,562	Level 1

NOTE 4- LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to claims of general creditors represent amounts received from a related party under a $75,000 secured demand note collateral agreement, which matures October 31, 2011. The note payable bears interest at the broker call rate and is payable at the discretion of management. This note is collateralized by a treasury note. Interest on the underlying collateral is paid to the lender. There is no additional interest paid.

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5- DEFERRED REVENUES

Advisory fees are customarily invoiced quarterly in advance, which resulted in deferred revenues of $34,160 at January 31, 2010.

NOTE 6- RELATED PARTY TRANSACTIONS

The Company, in its capacity as a registered investment advisor, pays fees to a related party for research. Reseach fees paid during the fiscal year ended January 31, 2010 were $151,000.

NOTE 7- LIFE INSURANCE POLICIES

The Company owns key-man insurance policies at Mass Mutual whose surrender value at January 31, 2010 was $96,260.

NOTE 8- NET CAPITAL REQUIREMENTS

The Company is a broker/dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness" whichever is greater, as these terms are defined.

At January 31, 2010, the Company had net capital of $36,095, which was $31,095 in excess of the requirement of $5,000. The Company's net capital ratio was 0.9464 to 1.

NOTE 9- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers' internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 10- SERIES A CUMULATIVE PREFERRED STOCK

The Series A cumulative preferred stock is redeemable at the option of the Company for $450 per share.

In the event of a liquidation, dissolution or wrapping up of the Company the preferred shareholders are entitled to receive a distribution in preference to the common shareholders of $450 per share plus any accrued dividends.

During fiscal year ended January 31, 2010 the Company declared and paid a preferred stock dividend of $9,475.

On April 27, 2001, the Company issued 100 shares of series A cumulative preferred stock and a warrant to purchase 9,000 shares of common stock to an affiliated company, R.L. Renck & Co., a limited partnership, for $50,000, representing $45,000 liquidation value for the preferred stock and $5,000 additional paid-in capital for the issuance of the warrant. The warrant, which is scheduled to expire April 27, 2011, entitles the holder to purchase the Company's common stock at $5 per share.

During fiscal year ended January 31, 2004 the Company issued an additional 150 shares of Series A cumulative preferred stock to related parties for $67,500. On April 19, 2003 the Company issued a warrant exercisable for 9,000 shares of common stock to its President for a purchase price of $5,000. This warrant expires on April 19, 2013.

On December 21, 2004 the Company issued a warrant exercisable for 9,000 shares of common stock for a purchase price of $5,000 to it's President. The warrant entitles the holder to purchase 9,000 shares of the Company's stock at $5 per share and expires on December 31, 2014.

During fiscal year ended January 31, 2005 the Company issued an additional 200 shares of Series A cumulative preferred stock to related parties for $90,000.

During fiscal year ended January 31, 2006 the Company sold an additional 50 shares of Series A cumulative preferred stock to a related party for $22,500.

During fiscal year ended January 31, 2009 the Company sold an additional 150 shares of Series A cumulative preferred stock to its President and a related party for $450 per share with net proceeds of $67,500.

NOTE 10- SERIES A CUMULATIVE PREFERRED STOCK (continued)

The Series A preferred stockholder is entitled to dividends, payable annually at the rate of 8% to be declared by the Board of Directors. Dividends on preferred stock are not accrued until declared. During the fiscal year ended January 31, 2003 the Company declared and paid a preferred stock dividend of $6,700 of which approximately $2,700 was for dividends in arrears. During the fiscal year ended January 31, 2010, the Company declared and paid a preferred stock dividend of $9,475 which was for dividends in arrears. The Company currently has approximately $112,000 of dividends in arrears that have not been declared.

NOTE 11- INCOME TAXES

The Company is included in the consolidated federal and state income tax return filed by its Parent. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

	Current	Deferred	Total
Federal	$ 11,000	$ (11,000)	$ -
State and local	3,000	(3,000)	-
	$ 14,000	$ (14,000)	-

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax at U.S. statutory tax rate	$ 11,000
The effect of:	
Unrealized gain	(2,000)
Nondeductible expenses	2,000
State and local taxes, net of U.S. federal income tax effects	3,000
Effect of NOL carryforward	(14,000)
Income tax expense	$ -

As of January 31, 2010 the Company has approximately $74,000 in net operating loss carryforwards ("NOL's"). These NOL's begin expiring in 2019.

Deferred tax assets consist of the following at January 31, 2010:

Net operating loss	$ 74,000
Valuation allowance	(74,000)
	$ -